iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, California 94105

April 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennifer Gowetski

	Re:	iShares® S&P GSCI Commodity-Indexed Trust
Registration Statement on Form S-3
File No. 333-224286.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), iShares® Delaware Trust Sponsor LLC (the “Sponsor”), as sponsor on behalf of the registrant, iShares® S&P GSCI Commodity-Indexed Trust (the “Trust”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective under the Securities Act on April 26, 2019 at 10:00 a.m. Eastern Time or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Andrew Faulkner of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2853 and that such effectiveness also be confirmed in writing.

Very truly yours,

iShares® S&P GSCI Commodity-Indexed Trust

By:	iShares® Delaware Trust Sponsor LLC,
its sponsor

/s/ Paul Lohrey
By:	Paul Lohrey
Title:	Chief Executive Officer, Principal
Executive Officer, President

/s/ Mary Cronin
By:	Mary Cronin
Title:	Chief Financial Officer, Principal
Accounting Officer

cc:	Andrew M. Faulkner, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036